Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Description of Common Stock
Lazard, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value of $0.01 per share (“common stock”). The following summary is a description of the material terms of our common stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Delaware law, our certificate of incorporation (“Certificate of Incorporation”) and our by-laws (“By-laws”), each of which is filed as an exhibit to the Form 10-K of which this Exhibit is a part and is incorporated by reference herein. We encourage you to read the Certificate of Incorporation and the By-laws for additional information.
In this description, references to “Lazard,” the “Registrant,” the “Company,” “we,” “our,” “us” and similar references refer only to Lazard, Inc. and not to any of its direct or indirect subsidiaries or affiliates except as expressly provided. “Lazard Group” refers to Lazard Group LLC, a Delaware limited liability company that is the current holding company for substantially all of the subsidiaries that conduct Lazard’s business.
General
We currently have 500,000,000 authorized shares of common stock, par value $0.01 per share.
Voting
Each share of our common stock entitles its holder to one vote per share. The members of our board of directors are periodically elected by the common stockholders. Generally, in matters other than the election of directors, all matters to be voted on by common stockholders require approval in a meeting by a majority of the shares of our common stock present in person or represented by proxy at the meeting. In general, amendments to the Certificate of Incorporation or By-laws and removal of a director for cause require approval by a majority of the votes entitled to be cast by all holders of our outstanding common stock. Furthermore, amendments by stockholders to the Certificate of Incorporation or By-laws that would alter, revoke or amend provisions of the Certificate of Incorporation or By-laws relating to the size or classified nature of the board of directors, the election of directors, the ability to remove directors only for cause, the exculpation and indemnification of directors or officers, and certain other matters will require approval by at least 66 2/3% of the votes entitled to be cast by all holders of our outstanding common stock. Directors (of the applicable class then expiring) will generally be elected at an annual meeting by a plurality of votes cast at the meeting of holders of our common stock. Holders of shares of common stock do not have the right to cumulate their votes in the election of directors.
Dividends and Distribution
The holders of our common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors, from legally available funds. Subject to compliance with applicable law, we currently intend to declare quarterly dividends on all outstanding shares of our common stock.
The declaration of any dividends and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our Company, to the amount of distributions to us from Lazard Group and to the discretion of our board of directors. Our board of directors will take into account:
•general economic and business conditions;
•our financial results;
•capital requirements of our subsidiaries;
•contractual, legal, tax and regulatory restrictions on and implications of the payment of dividends by us to our stockholders or by our subsidiaries (including Lazard Group) to us; and
•such other factors as our board of directors may deem relevant.
We are a holding company and have no direct operations. As a result, we depend upon distributions from Lazard Group to pay any dividends. We expect to continue to cause Lazard Group to pay distributions to us in order to fund any such dividends, subject to applicable law and the other considerations discussed above.

Liquidation, dissolution or winding up
In the event of the liquidation, dissolution or winding-up of the Company, holders of our common stock will be entitled to share equally in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock (if any).
Redemption, conversion, or preemptive rights
Holders of our common stock have no redemption rights, conversion rights or preemptive rights to purchase or subscribe for our securities.
Other provisions
There are no redemption provisions or sinking fund provisions applicable to our common stock.
Limitations on Rights of Holders of Common Stock
Pursuant to Delaware law, a company may vary the rights of a class of stock with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Our Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any class or series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class. As such, the holders of common stock shall not be entitled to vote on any amendment of the Certificate of Incorporation that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of preferred stock, to vote thereon pursuant to the Certificate of Incorporation or pursuant to Delaware law as then in effect.
We may issue preferred stock. Preferred stock may be issued independently or together with any other securities and may be attached to or separate from the securities. Pursuant to Delaware law, our Certificate of Incorporation, and our By-laws, our board of directors by resolution may establish one or more series of preferred stock having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any stockholder approval. The rights, preferences, and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that may be issued from time to time. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of the Company.
Board of Directors
Under Delaware law, directors of a Delaware corporation may, by the certificate of incorporation or by an initial by-law, or by a by-law adopted by a vote of the stockholders, be divided into one, two or three classes (the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective, the second class one year thereafter, and the third class two years thereafter). At each annual election held after such classification becomes effective, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The existence of a classified board of directors may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies with its own nominees. Furthermore, our By-laws provide that vacancies may only be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.
Additionally, our By-laws provide that any stockholder entitled to vote thereat generally may nominate one or more persons for election as directors at an annual meeting (but not a special meeting) only if written notice of such stockholder’s intent to make such nomination(s) has been received by the Secretary of the Company, generally, not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Under our By-laws, directors (of the applicable class then expiring) are elected at an annual meeting of stockholders by a plurality of votes cast at the meeting.
Delaware Anti-Takeover Laws
We are subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits us from engaging in any business combination (as defined in Section 203) with an “interested stockholder” for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•prior to such date, our board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock (with certain exclusions); or
•the business combination is approved by our board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.
For purposes of Section 203, an “interested stockholder” is defined as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person.
A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.
Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or us.
Share Repurchase Program
In July 2022, our board of directors authorized, on a cumulative basis, the repurchase of common stock up to $500 million through December 31, 2024. As of December 31, 2023, a total of $200 million of share repurchase authorization remained available under the Company’s share repurchase program, which will expire on December 31, 2024. The Company expects that the share repurchase program will continue to be used, among other ways, to offset a portion of the shares that have been or will be issued under the Lazard Ltd 2018 Incentive Compensation Plan. Pursuant to such authorizations, purchases have been made in the open market or through privately negotiated transactions.
Listing and Transfer Agent
Our common stock is listed on the New York Stock Exchange and trades under the symbol “LAZ.” The Transfer Agent for our common stock is Computershare Inc.